Exhibit (d)(19)(b)

AMENDMENT TO INVESTMENT SUBADVISORY AGREEMENT BETWEEN

TRANSAMERICA ASSET MANAGEMENT, INC. AND

JANUS CAPITAL MANAGEMENT LLC

THIS AMENDMENT is made as of May 1, 2016 (the “Amendment”), to the Investment Subadvisory Agreement dated as of December 9, 2011, as amended October 1, 2015 (the “Agreement”), between Transamerica Asset Management, Inc. and Janus Capital Management LLC (the “Subadviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:

Schedule A. Schedule A to the Agreement is hereby deleted and replaced with the attached revised Schedule A, and all references in the Agreement to Schedule A shall be deemed to refer to the attached Schedule A.

In all other respects, the Agreement is confirmed and remains in full force and effect.

The parties hereto have caused this Amendment to be executed as of the day and year first above mentioned.

TRANSAMERICA ASSET MANAGEMENT, INC.

By:	/s/ Christopher A. Staples
Name:	Christopher A. Staples
Title:	Vice President and Chief Investment Officer, Advisory Services

JANUS CAPITAL MANAGEMENT LLC

By:	/s/ Russell P. Shipman
Name:	Russell P. Shipman
Title:	Senior Vice President

Exhibit (d)(19)(b)

Schedule A

Effective May 1, 2016

Annual fee computed at the following annual rate, based on the average daily net asset value for each month for services rendered hereunder, with respect to each Fund equal to the following:

Fund	Investment Subadvisory Fee
Transamerica Janus Balanced VP	0.325% of the first $1.0 billion 0.30% over $1.0 billion

Transamerica Janus Mid-Cap Growth VP	0.375% of the first $500 million 0.34% over $500 million up to $1.0 billion 0.32% over $1.0 billion